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Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions except ratios)

	Three Months Ended March 31,			Twelve Months Ended December 31,
	2009	2008		2008	2007		2006		2005	2004

Earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of investee companies	$(35.3)	$402.9		$(12,575.1)	$2,133.0		$2,132.7		$(7,564.4)	$(15,850.2)
Add:
Distributions from investee companies	1.5	—		5.8	7.7		8.9		9.5	12.6
Interest expense, net of capitalized interest	133.2	138.5		546.3	570.1		564.5		719.6	693.7
1/3 of rental expense	45.5	47.8		215.8	193.4		160.9		137.2	123.8

Total Earnings (loss)	$144.9	$589.2		$(11,807.2)	$2,904.2		$2,867.0		$(6,698.1)	$(15,020.1)

Fixed charges:
Interest expense, net of capitalized interest	$133.2	$138.5		$546.3	$570.1		$564.5		$719.6	$693.7
1/3 of rental expense	45.5	47.8		215.8	193.4		160.9		137.2	123.8

Total fixed charges	$178.7	$186.3		$762.1	$763.5		$725.4		$856.8	$817.5

Ratio of earnings to fixed charges	Note a	3.2	x	Note b	3.8	x	4.0	x	Note b	Note b

  Note:

  (a) Earnings are inadequate to cover fixed charges by $33.8 million for the three months ended March 31, 2009.

  (b) Earnings are inadequate to cover fixed charges by $12.57 billion in 2008, $7.55 billion in 2005 and $15.84 billion in 2004 due to the non-cash impairment charges of $14.18 billion in 2008, $9.48 billion in 2005 and $18.0 billion in 2004.

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  Exhibit 12